UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

TAL International Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

874083 10 8

(CUSIP Number)

TAL International Group

100 Manhattanville Road

Purchase, NY 10577-2135

Attention: Marc Pearlin

Vice President, General Counsel and Secretary

(914) 251-9000

Copy to:

Philip O. Brandes

Mayer Brown LLP

1675 Broadway

New York, NY 10019-5820

(212) 506-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874083 10 8

1	Names of Reporting Persons The Resolute Fund, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,788,988

	8	Shared Voting Power 9,905,321 (1)(2)

	9	Sole Dispositive Power 8,788,988

	10	Shared Dispositive Power 9,905,321 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,788,988

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.26%(3)

14	Type of Reporting Person PN

(1)

Resolute Fund Partners, LLC is the sole general partner of each of The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P. and The Resolute Fund NQP, L.P. (collectively, the "Resolute Funds"), and, in such capacity, exercises investment discretion and control of the shares of common stock, par value $0.001 per share (the “Common Stock”) of TAL International Group, Inc. (the “Company”) directly owned by each of the Resolute Funds.  As such, this table includes:  (i) 8,788,988 shares held by The Resolute Fund, L.P.; (ii) 345,614 shares held by The Resolute Fund Singapore PV, L.P.; (iii) 414,737 shares held by The Resolute Fund Netherlands PV I, L.P.; (iv) 345,614 shares held by The Resolute Fund Netherlands PV II, L.P.; and (v) 10,368 shares held by The Resolute Fund NQP, L.P.

(2)

Edgewater Private Equity Fund III, L.P., Edgewater Growth Capital Partners, L.P., JZ Capital Partners Limited and the Resolute Funds are parties to an amended and restated shareholders agreement pursuant to which such shareholders have agreed to vote their respective shares of Common Stock such that the Board of Directors of the Company will be comprised of nine directors consisting of (i) six individuals designated by The Resolute Fund, L.P. and (ii) three independent directors designated by the Company’s Nominating and Corporate Governance Committee.  The number of shares with shared voting power and shared dispositive power set forth in this Amendment No. 2 to Schedule 13D excludes: (i) 146,745 shares held by Edgewater Private Equity Fund III, L.P.; (ii) 918,992 shares held by Edgewater Growth Capital Partners, L.P.; and (iii) 1,065,738 shares held by JZ Capital Partners Limited, as The Resolute Funds disclaim beneficial ownership of such shares.

(3)	Based on 36,225,066 shares of Common Stock outstanding on March 15, 2011.

CUSIP No. 874083 10 8

1	Names of Reporting Persons The Resolute Fund Singapore PV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 345,614

	8	Shared Voting Power 9,905,321 (1)(2)

	9	Sole Dispositive Power 345,614

	10	Shared Dispositive Power 9,905,321 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 345,614

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.95%(3)

14	Type of Reporting Person PN

(1)   See Footnote (1) above.

(2)   See Footnote (2) above.

(3)   See Footnote (3) above.

CUSIP No. 874083 10 8

1	Names of Reporting Persons The Resolute Fund Netherlands PV I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 414,737

	8	Shared Voting Power 9,905,321 (1)(2)

	9	Sole Dispositive Power 414,737

	10	Shared Dispositive Power 9,905,321 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 414,737

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.14%(3)

14	Type of Reporting Person PN

(1)   See Footnote (1) above.

(2)   See Footnote (2) above.

(3)   See Footnote (3) above.

CUSIP No. 874083 10 8

1	Names of Reporting Persons The Resolute Fund Netherlands PV II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 345,614

	8	Shared Voting Power 9,905,321 (1)(2)

	9	Sole Dispositive Power 345,614

	10	Shared Dispositive Power 9,905,321 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 345,614

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.95%(3)

14	Type of Reporting Person PN

(1)   See Footnote (1) above.

(2)   See Footnote (2) above.

(3)   See Footnote (3) above.

CUSIP No. 874083 10 8

1	Names of Reporting Persons The Resolute Fund NQP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,368

	8	Shared Voting Power 9,905,321 (1)(2)

	9	Sole Dispositive Power 10,368

	10	Shared Dispositive Power 9,905,321 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,372

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.03%(3)

14	Type of Reporting Person PN

(1)   See Footnote (1) above.

(2)   See Footnote (2) above.

(3)   See Footnote (3) above.

CUSIP No. 874083 10 8

1	Names of Reporting Persons Resolute Fund Partners, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,905,321 (1)(2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,905,321 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,905,321

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 27.34%(3)

14	Type of Reporting Person OO

(1)   See Footnote (1) above.

(2)   See Footnote (2) above.

(3)   See Footnote (3) above.

The information set forth herein regarding percentages of beneficial ownership is based upon 36,225,066 shares of common stock, par value $0.001 per share (the “Common Stock”) of TAL International Group, Inc., a Delaware corporation (the “Company”) outstanding on March 15, 2011.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 26, 2005 (the “Statement”), as further amended and supplemented by Amendment No. 1 to the Statement filed with the SEC on April 12, 2011.

ITEM 4.  Purpose of Transaction

Item 4 of the Statement is amended and restated in its entirety by inserting the following information:

On March 31, 2011, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with the several selling stockholders specified therein, including the Resolute Funds (the “Selling Stockholders”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters specified therein (the “Underwriters”), with respect to the offer and sale of an aggregate of 5,500,000 shares (the “Firm Shares”) of the Common Stock to the Underwriters in connection with an underwritten public offering (the “Offering”).  Pursuant to the Underwriting Agreement, the Selling Stockholders granted the Underwriters a 30-day option to purchase up to an additional 825,000 shares of Common Stock (the “Option Shares”).  On April 6, 2011, the Company and the Selling Stockholders completed the offer and sale of the Firm Shares to the Underwriters.  On April 12, 2011, the Underwriters exercised their option to purchase an additional 555,000 Option Shares (the “Purchased Option Shares” and together with the Firm Shares, the “Shares”) from the Selling Stockholders.  On April 15, 2011, the Selling Stockholders completed the sale of the Purchased Option Shares to the Underwriters.  Of the Shares, (i) 2,595,778 shares were sold by The Resolute Fund, L.P., (ii) 102,075 shares were sold by The Resolute Fund Singapore PV, L.P., (iii) 149,490 shares were sold by The Resolute Fund Netherlands PV I, L.P., (iv) 102,075 were sold by The Resolute Fund Netherlands PV II, L.P. and (v) 3,062 shares were sold by The Resolute Fund NQP, L.P.

Under the Underwriting Agreement, the Selling Stockholders have agreed with the Underwriters not to sell or transfer any Common Stock or securities convertible into, exchangeable for, exercisable for, or repayable with Common Stock, for 75 days from March 31, 2011, except with the prior written consent of the Underwriters (such period, the “lock-up period”).  The lock-up period will be automatically extended if:  (1)  during the last 17 days of the lock-up period referred to above, the Company issues an earnings release or material news or a material event relating to the Company occurs or (2) prior to the expiration of the lock-up period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

The Underwriting Agreement is attached to the Company’s Current Report on Form 8-K filed with the SEC on April 6, 2011 as Exhibit 1.1 and is incorporated into this Item 4 by reference.

An additional 222,190 shares of Common Stock owned by the Resolute Funds remain registered for resale under a shelf registration statement on Form S-3 (File No. 333-170169).  Subject to the restrictions discussed above, the Resolute Funds may sell additional shares of Common Stock in the future, but have no present plans to do so.

ITEM 5.  Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

As of the date hereof (and after giving effect to the Offering), each of the Resolute Funds beneficially own the number and percentage of shares of Common Stock then issued and outstanding listed opposite its name:

Reporting Person(a)	Amount beneficially owned	Percent of class(b)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote(c)	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
The Resolute Fund, L.P.	8,788,988	24.26	8,788,988	9,905,321	8,788,988	9,905,321
The Resolute Fund Singapore PV, L.P.	345,614	0.95	345,614	9,905,321	345,614	9,905,321
The Resolute Fund Netherlands PV I, L.P.	414,737	1.14	414,737	9,905,321	414,737	9,905,321
The Resolute Fund Netherlands PV II, L.P.	345,614	0.95	345,614	9,905,321	345,614	9,905,321
The Resolute Fund NQP, L.P.	10,368	0.03	10,368	9,905,321	10,368	9,905,321

(a)         The Resolute Funds are managed by The Jordan Company, L.P.  Resolute Fund Partners, LLC, the general partner of each of the Resolute Funds, exercises investment discretion and control over the shares held by the Resolute Funds.  Each of Jonathan F. Boucher, A. Richard Caputo, Jr., John W. Jordan II, Adam E. Max, Brian J. Higgins, Douglas J. Zych, Thomas Quinn and David W. Zalaznick may be deemed to share voting and investment power over the shares owned by the Resolute Funds as a result of their position or affiliation with Resolute Fund Partners, LLC and/or The Jordan Company, L.P.  Each such individual disclaims beneficial ownership of the shares owned by the Resolute Funds.

(b)         Based on 36,225,066 shares of Common Stock outstanding on March 15, 2011.

(c)          The Resolute Funds, Edgewater Private Equity Fund III, L.P., Edgewater Growth Capital Partners, L.P. and JZ Capital Partners Limited are parties to an amended and restated shareholders agreement pursuant to which such shareholders have agreed to vote their respective shares of Common Stock such that the Board of Directors of the Company will be comprised of nine directors consisting of (i) six individuals designated by The Resolute Fund, L.P. and (ii) three independent directors designated by the Company’s Nominating and Corporate Governance Committee.  For purposes of this Amendment No. 2, the Resolute Funds disclaim beneficial ownership of shares of Common Stock owned by Edgewater Private Equity Fund III, L.P., Edgewater Growth Capital Partners, L.P. and JZ Capital Partners Limited.  As such, this table excludes: (i) 146,745 shares owned by Edgewater Private Equity Fund III, L.P.; (ii) 918,992 shares owned by Edgewater Growth Capital Partners, L.P.; and (iii) 1,065,738 shares owned by JZ Capital Partners Limited, in each case, after giving effect to the Offering.

ITEM 7.                Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement, dated April 15, 2011, by and among the Reporting Persons.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 15, 2011

The Resolute Fund, L.P.
By: Resolute Fund Partners, LLC, its General Partner

By:	/s/ A Richard Caputo, Jr.
Name:	A Richard Caputo, Jr.
Title:	Authorized Member

The Resolute Fund Singapore PV, L.P.
By: Resolute Fund Partners, LLC, its General Partner

By:	/s/ A Richard Caputo, Jr.
Name:	A Richard Caputo, Jr.
Title:	Authorized Member

The Resolute Fund Netherlands PV I, L.P.
By: Resolute Fund Partners, LLC, its General Partner

By:	/s/ A Richard Caputo, Jr.
Name:	A Richard Caputo, Jr.
Title:	Authorized Member

The Resolute Fund Netherlands PV II, L.P
By: Resolute Fund Partners, LLC, its General Partner

By:	/s/ A Richard Caputo, Jr.
Name:	A Richard Caputo, Jr.
Title:	Authorized Member

The Resolute Fund NQP, L.P.
By: Resolute Fund Partners, LLC, its General Partner

By:	/s/ A Richard Caputo, Jr.
Name:	A Richard Caputo, Jr.
Title:	Authorized Member

Resolute Fund Partners, LLC

By:	/s/ A Richard Caputo, Jr.
Name:	A Richard Caputo, Jr.
Title:	Authorized Member